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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGE IN DIRECTORATE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 2 June, 2008, Dr. Albert Y. C. Yu (“Dr. Yu”) retired as a Class I Independent Non-Executive Director of the Company.

Dr. Yu, initially appointed as a director of the Company in May 2006, retired as Class I Independent Non-Executive Director of the Company at the annual general meeting held on 2 June, 2008 (“AGM”). Dr. Yu is chairman of OneAngstrom LLC and has been actively investing and mentoring high technology companies. Due to personal reasons, Dr. Yu did not offer himself for re-election. Dr. Yu confirmed that he has no disagreement with the Board and that there are no other matters in respect of his retirement that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Dr. Yu for his valuable service and contributions to the Company.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

2 June, 2008